Racial Equity Audit

PROPOSAL 7

RESOLVED: Shareholders request Walmart Inc. (“Walmart” or the “Company”) conduct a third-party, independent racial equity audit analyzing Walmart’s adverse impacts on Black, Indigenous, and People of Color (BIPOC) communities, and to provide recommendations for improving the company’s racial equity impact. Input from employees, customers, and racial justice, labor, and civil rights organizations should be considered in determining specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be published on Walmart’s website.

INTRODUCTION
Racial equity audits (REA) conducted by independent, third-parties can provide company leadership with an objective evaluation of whether and how company policies, practices, and culture are combatting or perpetuating systemic racism and racial inequities.

As the largest private sector employer, Walmart has a significant influence on society and the economy. Company policies and practices impact hundreds of thousands of BIPOC workers and their families. Walmart received an “F’ rating on the 2023 Racial and Gender Pay Scorecard from Arjuna Capital and Proxy Impact, a strong indication that there are profound inequities among minority demographics at the company.i

Racial equity audits have quickly become an industry standard. Multinational companies such as Facebook, Apple, Airbnb, CITI, and Starbucks have agreed to analyze their impact on BIPOC workers and communities by conducting a racial equity audit. For the 2023 season, shareholders filed REA proposals at 14 companies across a wide variety of industries, this proposal being one of them.ii Given Walmart's workforce demographics, shareholders want to ensure Walmart is honoring its DEI commitments and not directly or indirectly contributing to or creating racial inequities in the diverse communities in which it operates. The benefits of such an audit significantly outweigh the competitive, legal, and reputational risks the company may face.

The REA recommendations can help Walmart address its contributions to systemic racism, improve employee retention and satisfaction, and enhance its public image.

Address Systemic Racism

Walmart has faced public outcry and lawsuits over discriminatory hiring and promotion practices.iii iv The company is accused of favoring white candidates over people of color, particularly at the management, executive, and board level. Presently, people of color comprise 49% of Walmart’s total U.S. workforce but only 27% of its officers and only 18% of its Board of Directors.v An internal survey conducted by Bloomberg in 2021, found that many high-ranking Black Walmart employees “wouldn’t recommend working there” citing unequal access to growth opportunities and favoritism as they attempted to advance their careers.vi

Walmart has also faced criticism for its broader impact on communities of color. The company's reliance on tax breaks and government subsidies harms communities of color and strips local government budgets.vii Hundreds of thousands of Walmart associates are dependent on Medicaid, Supplemental Nutrition Assistance Program (SNAP), and other publicly subsidized systems of support because Walmart’s hourly pay keeps associates below the poverty line.

A study published by the American Sociological Association found that the worst Walmarts in America are located in low-income minority communities.viii The study discovered that stores located in areas with lower average incomes had significantly worse customer reviews than locations in higher- income zip codes. Additionally, Walmart locations serving heavily Black and/or Latino communities had worse reviews relative to stores located in predominantly white communities.

Improve Employee Retention and Satisfaction

Advocates and policy makers have long been concerned about the company's treatment of its own workforce. Walmart's low wages, anemic benefits, and punitive and unsafe work environments disproportionately affect people of color, as nearly half of Walmart’s workforce are BIPOC.ix

Despite its public commitments and philanthropy, Walmart is failing to address the needs of its diverse workforce. A 2022 congressional report found that Walmart laid off double the amount of Black workers during the pandemic compared to their white counterparts. In the report, Walmart was identified as having “some of the largest racial inequities of the surveyed companies when it came to employment outcomes.” x

In addition, starting hourly pay is still under $15 making Walmart an outlier among its peers and leaving many associates struggling to make ends meet on poverty wages. The company does not disclose gender or racial pay gaps so it is currently impossible to know whether BIPOC workers are concentrated in lower paid positions.

A 2023 Indeed survey found that 49% of Black workers reported wanting to quit their jobs, citing lack of pay transparency, a misalignment of personal values with the company, and the need for more diverse leadership as heavily impacting their decision.

Addressing the root causes of disparities in hiring, pay, and promotions is an essential step toward improving employee morale and retention at Walmart. By creating a more inclusive and supportive workplace culture, Walmart can ensure all associates feel valued, respected, and safe at work.

Enhanced Public Image

Walmart’s failure to address the direct and indirect harms caused by company policies and practices also hurts its reputation with customers, policymakers, activists, and employees.

Walmart's poor labor practices, impact on local communities, and monopoly power have long attracted public scrutiny, regulatory and legal action, as well as negative press. The company has recently caught fire for racial profiling of customers, culturally insensitive security policies, and discriminating against Black executives and hourly employees.

In 2022, a Black associate in Iowa sued Walmart for racial discrimination after she was allegedly given an unsanitary lactation space and passed up for a promotion.xi In a landmark class-action case that made it all the way to the Supreme Court, Walmart associate Betty Dukes sued the company for racial and gender discrimination in the workplace.xii That case followed a 2015 suit brought by six former Walmart associates alleging Walmart gave preferential treatment to younger, white employees.xiii

In addition, the company was heavily criticized for its policy of locking up “multicultural” hair and beauty products in 2020xiv and made national headlines in August 2022 when Michael Mangum, a Walmart truck driver, was awarded $4.4 million after being harassed and racially profiled by a white Walmart associate.xv A few months later a white Walmart associate’s “racist tirade” against a Black customer was caught on video.xvi

Given the demographics of its workforce and customers, Walmart must ensure company leadership is fully aware of the unintentional impacts of company policies and practices on BIPOC workers and communities and proactively take steps to address the harm caused and prevent new harms from unfolding.

A racial equity audit can inform and facilitate any course correction necessary to promote racial equity and protect the company from risk, reputational and otherwise.

Conclusion

By conducting an independent, third-party racial equity audit Walmart can better understand the company's adverse impacts on marginalized and disenfranchised communities of color. Implementation of the recommendations made in the audit can mitigate against the harms caused to BIPOC communities and ensure the company's public commitments to racial justice and equity are being honored.

Doing so will cement Walmart as an industry leader and reduce the company's exposure to risks stemming from legal actions, government investigations, and negative press. Walmart will also reap the benefits of improved employee satisfaction and retention, as well as an enhanced public image.

For these reasons, we urge Walmart shareholders to vote FOR Proposal 7.

_____________________________

i Arjuna Capital and Proxy Impact: 2023 Racial and Gender Pay scorecard. March 2023.

ii Majority Action: Racial Equity Auditing. April 2023.

iii Business & Human Rights Resource Centre: Wal-Mart settles racism lawsuit for $17.5 million. 12 Feb, 2009. Accessed 7 April, 2023.

iv Marciano, M. Former Employee Files Race Discrimination Complaint Against Walmart. Connecticut Law Tribune. 28 Oct, 2022. Available at: https://www.law.com/ctlawtribune/2022/10/28/former-employee-files-race-discrimination-complaint-against-walmart/. Accessed 7 April, 2023.

v Corporate Walmart: Culture, Diversity, Equity & Inclusion 2023 Report.

vi Repko, M. “Walmart’s Black senior managers give the company low marks, report says.” CNBC. 8 July, 2021. Available at: https://www.cnbc.com/2021/07/08/walmarts-black-senior-managers-give-the-company-low-marks-report-says.html/. Accessed on 7 April, 2023.

vii Center for Community Planning and Development Hunter College and the Public Advocate for the CIty of New York Bill de Blasio: Wal-mart’s Economic Footprint. Hunter College. 10 Jan, 2010. Available at: https://goodgrowthdekalb.files.wordpress.com/2012/02/walmart-hunter-college-2010.pdf. Accessed on 7 April, 2023.

viii Taylor, Kate. A study reveals a disturbing trend about Walmart locations across the US. Business Insider. 30 Aug, 2016. Available at: https://www.businessinsider.com/worst-walmart-stores-are-in-poor-neighborhoods-2016-8, Accessed on 7 April, 2023.

ix Corporate Walmart: Culture, Diversity, Equity & Inclusion 2023 Report. Corporate Walmart: Culture, Diversity, Equity & Inclusion 2023 Report.

x Tobin, B. “Walmart fired Black hourly employees twice as often as their white coworkers at the pandemic’s start, congressional report says.” Business Insider. 21 Nov, 2022. Available at: https://www.businessinsider.com/walmart-fired-black-workers-twice-as-often-early-pandemic-report-2022-11. Accessed on 7 April, 2023.

xi Bloomberg Law: Walmart Sued for Gender, Racial Discrimination in Iowa by EEOC. 11 Feb, 2022. Available at: https://news.bloomberglaw.com/daily-labor-report/walmart-sued-for-gender-race-discrimination-in-iowa-by-eeoc. Accessed 7 April, 2023.

xii Corkery, M. Betty Dukes, Greeter Whose Walmart Lawsuit Went to Supreme Court, Dies at 67. The New York Times. 18 July, 2017. Available at: https://www.nytimes.com/2017/07/18/business/betty-dukes-dead-walmart-worker-led-landmark-class-action-sex-bias-case.html. Accessed on 7 April, 2023.

xiii Schmidt, T. Six former employees sue Walmart for race and age discrimination. KPLC News. 10 Oct, 2015. Available at: https://www.kplctv.com/story/29764174/six-former-employees-sue-walmart-for-race-and-age-discrimination/. Accessed on 7 April, 2023.

xiv Bhattarai, A. “Walmart will stop locking ‘multicultural’ hair and beauty products.” The Washington Post. 11 June, 2020. Available at: https://www.washingtonpost.com/business/2020/06/11/walmart-will-stop-locking-multicultural-hair-beauty-products/. Accessed on 7 April, 2023.

xv Franklin, J. “A man is awarded a $4.4 million settlement after being racially profiled in Walmart. NPR. 25 Aug, 2022. Available at: https://www.npr.org/2022/08/25/1119385178/walmart-oregon-settlement-racial-profiling. Accessed on 7 April, 2023.

xvi Goldberg, N. “Moreno Valley Walmart worker accused of launching racist tirade against Black customer.” Los Angeles Times. 28 Nov, 2022. Available at: https://www.latimes.com/california/story/2022-11-28/moreno-valley-walmart-employee-accused-of-going-on-racist-tirade-against-black-customer. Accessed on 7 April, 2023.